

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 29, 2016

Jill Gutierrez
Chief Executive Officer
Bancorp 34, Inc.
500 East 10th Street
Alamogordo, NM 88310

>   **Re: Bancorp 34, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed June 3, 2016**
>   **File No. 333-211820**

Dear Ms. Gutierrez:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Cover Page

2.   Please revise your disclosure in the fifth paragraph to indicate that the orders are subject to a maximum limit, in addition to a minimum order limited. In this regard, we note your "Limits on How Much Common Stock You May Purchase" disclosure on page 10.

Summary, page 1

General

3.   We note that the plan of conversion filed as Exhibit 2 to the registration statement contemplates two mergers as part of the conversion plan: the MHC Merger and the Mid-Tier Merger (as the terms are defined in the plan). Please revise your disclosures where applicable to properly capture the corporate restructuring and tell us whether you plan to file the Articles of Merger as exhibits to the registration statement.

Terms of the Offering, page 5

4.   You disclose that if you extend the offering beyond the extension date, you will notify subscribers of the extension time. Please explain, and to the extent necessary revise your disclosure to describe, how you will notify your subscribers.

Risk Factors, page 18

Because we intend to increase our commercial real estate and commercial business loan originations … , page 18

5.   We note that your commercial real estate and commercial loans may involve relatively large loan balances to individual borrowers or groups of related borrowers. In light of your page 84 disclosure, further revise your disclose to state that your ten largest commercial real estate loans had an average balance of $3.1 million at March 31, 2016, representing approximately 31% of your commercial real estate loans.

We are an emerging growth company … , page 27

6.   We note your disclosure that you have elected to comply with new or amended accounting pronouncements in the same manner as a private company. Please revise your risk factors and other parts of the filing as applicable to clearly disclose the following:

- You have elected to use the extended transition period for complying with new or revised accounting standards.

- Explain that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.

- Include a statement indicating that your financial statements may not be comparable to companies that comply with public company effective dates. Provide a similar statement in your critical accounting policy disclosures in MD&A.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Comparison of Financial Condition at March 31, 2016 and December 31, 2015, page 57

7.   We note that you attribute the decline in cash and cash equivalents during this period to "the variability in the timing of deposits." Based on your "Liquidity and Capital Resources" disclosure on page 79, it appears that you are referring to the variability in the timing of "interest-earning deposits with other banks." If true, please revise your disclosure accordingly, or otherwise advise.

Comparison of Stockholders' Rights for Existing Stockholders of Alamogordo Financial Corp., page 141

Special Meeting of Stockholders, page 143

8.   Given that the right to call a special meeting of the stockholders represents a significant change for the public stockholders of Alamogordo Financial, Corp., a risk factor highlighting any material differences appears appropriate. Please advise or revise your disclosures as necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294, or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 or me at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services